INVEST IN **LEANMED LLC**

# Medical device company on a mission to bring essential treatment to 1.2B people

PITCH VIDEO   INVESTOR PANEL


LEANMED
Mission Driven Innovation

leanmedinnovation.com   Pittsburgh PA

Infrastructure   Technology   Hardware   Health and Fitness   Life Science

LEAD INVESTOR



**Greg Coticchia**

I am investing in LeanMed because I believe in the mission, the people, and the technology. The mission has undeniable value to those in need whom it serves. They have already demonstrated the ability to deliver value with the O2 product, that delivers vital medical oxygen to the 1.2 billion patients of rural health clinics that lack grid electricity. In addition, the team has deep and relevant experience. This is demonstrated already in that they have partnered with global health care organizations like Philips, and are recognized for what they do by the World Health Organization. Finally there is a the technology. A compact design with large filling capacity make it extremely cost efficient and long lasting. In addtion the cube's durable battery is powered by solar energy. These capabilities meet both the market needs and the companies business model. In summary, LeanMed has a meaningful mission, with solid market timing, in a large and underserved market. I am impressed with their early growth and success, and believes this could take off as they scale their business.

**Invested $5,000 this round**

## Highlights

1. The O2 Cube is a solar powered medical oxygen production system for rural healthcare facilities
2. The O2 Cube is recognized by the WHO as an Innovative Health Technology for Low Resource Settings
3. Our focus is the 50,000 rural health centers & hospitals w/o electricity serving 1.2 billion people
4. There is a significant financial opportunity to leverage current medtech IP into underserved markets
5. Secular growth technologies such as solar and IoT will be innovation platforms for LeanMed.
6. We have strong, global supporters such as Philips Healthcare, Goal Zero and Masimo.

## Our Team



**Mark Adkins**   Co-Founder & CEO

Experienced Director of Product Development at 2 Fortune 500 companies. Responsible for new products programs with lifetime sales of $1B. Product innovation consultant to one of the world's largest medical device companies.

When we learned that almost 1 million children die from pediatric pneumonia every year and that 99% of these

deaths occur in developing nations we were inspired to create LeanMed and start a mission to close the gap between healthcare in the developed nations and the developing ones.



**Jessica Starck** Program Manager



**Jessica Starck** Program Manager

Bachelors in Industrial Engineering from University of Missouri. Masters from University of Pittsburgh. 5 years of industry experience in manufacturing, logistics, & process improvements



**Zexi Liu** Systems Engineer

ECE Ph.D. student at Carnegie Mellon University. 4 years of DRAM ATE test engineering at Micron Technology. Led the backend test & equipment development for the 1st gen DDR5 products. Electrical engineer at Fermi & Western Dig.



**Alyson Maguire** Marketing Lead

Senior Digital Marketing & Analytics / Digital Media Arts Minor at Duquesne University. Director of a consumer trends blog for 2+ years managing a team of students. Redesigned & managed launch of 2 WordPress websites.



**Dr. Kilichan Gurleyik** Engineering Advisor



**Anna Dzuricky**

Bachelors in Bioengineering, Mechanical Engineering from the University of Pittsburgh. Mechanical Engineer for Philips Respironics.



**Olga Pogoda** PR Director

## Our Story


LEANMED
A medical device company dedicated to bringing essential treatment to remote, underserved regions through innovative technologies


PEDIATRIC
PNEUMONIA

is the #1 killer of children in the world, averaging 800,000 deaths/yr.

99% of these deaths occur in developing nations


COVID-19

ravages all ages, especially in developing nations where access to essential treatments are scarce

# COMMON PROBLEM

## Lack of access to medical oxygen



Oxygen is required to treat pediatric pneumonia and COVID-19 and yet it is in short supply in the developing world.

Poor **infrastructure**, **environmental** and **financial** challenges limit their ability to access life-saving O2.

# SOLUTION

A solar-powered, supplemental oxygen system designed with proven technology & repackaged for ease of use & durability

$O_2$cube

every breath counts


O₂ purity level
battery level
solar panel
O₂ cylinders
pulse oximeter

# ENGINEERING

Our engineered $O_2$ Cube has been built with proven technologies


UltraFill
oxygen
compressor
EverFlo
oxygen
concentrator
Power
Converter
Battery




ADDRESSABLE MARKET
Potential reach of 1.2B people who lack access to medical oxygen
Rural Population
3.4 Billion People
Rural Population with Unstable Power & High Solar Energy
1.2 Billion People
50,000 Rural Health Centers (RHC) & Hospitals (RH) Serving the 1.2 Billion
Sub-Sahara Africa
10,000 RHC's & RH's
Launch Markets


O2 CUBE Development Timeline
2021
2022
2023
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
In-Kind Donations
Grants & Philanthropy
Impact Investment Raise
Product Development
Beta Testing
LAUNCH
Fast Track Pilot Programs
field work, site relationships, network development, data collection
O2Cube Development
prototyping, field testing, manufacturing
O2 Cube Distribution
secure supplier & distributor agreements

Forward-looking projections cannot be guaranteed.


FAST TRACK
The world can't wait – so neither will we
What is it?
A pilot program initiated to better understand the demand for oxygen and learn how versatile the O2 Cube is by implementing variations of the product in multiple locations with different needs.
How does it work?
The Fast Track O2 Cube is the minimal viable product version of the engineered O2 Cube that uses already FDA-approved components donated by various organizations including Philips, Goal Zero, and Masimo.
Fast Track O2 Cube
Goal Zero Yeti 3000x
Philips UltraFill
Philips EverFlo
Masimo Rad-G Pulse Oximeter


COMPANY HISTORY
2018
Winner of the University of Pittsburgh Blast Furnace competition $10,000
BLAST FURNACE
Developed functional O2 Cube prototype
2020
Duquesne University New Venture Competition Finalist
DUQUESNE UNIVERSITY
Acceptance into life sciences incubator, LifeX Labs
LifeX LABS
Unitaid Explore Challenge Finalist


Acceptance into Idea
Foundry Accelerator
$10,000
IDEAFOUNDRY
Malawi Pulse
Oximetry Project
2019
2021
Finalist in PinCh
Competition
$50,000
Wefunder
crowdfunding
campaign started.
$50,000 raise to date
WEFUNDER
Licensed UltraFill
oxygen filling station
from Philips
PHILIPS
O2 Cube included in
2021 WHO Compendium
of Innovative Health
Technologies for Low-
Resource Settings
World Health
Organization


O2 CUBE
Development:
Use of Funds

| Milestone | Funding Needed | Estimated Completion |
|---|---|---|
| System Engineering | $180,000 | Month 3 |
| Prototype Build & QMS Established | $30,000 | Month 5 |
| Installation & Field Testing of Beta Prototypes | $40,000 | Month 7 |

**$250,000**

**forward looking projections cannot be guaranteed*


JOIN
OUR
MISSION
to help LeanMed bring medical
oxygen to rural health centers
around the world and save lives